Exhibit 21.1

Subsidiaries of the Company

As of December 31, 2011

•	RSC Holdings I, LLC, a Delaware limited liability corporation

•	RSC Holdings II, LLC, a Delaware limited liability corporation

•	RSC Holdings III, LLC, a Delaware limited liability corporation

•	RSC Equipment Rental, Inc., an Arizona corporation

•	RSC Equipment Rental of Canada Ltd., a Canadian corporation